Exhibit 99.2

AMENDMENT NO. 11 TO THE MANAGEMENT AGREEMENT

This AMENDMENT NO. 11 TO THE MANAGEMENT AGREEMENT (the “Amendment”), dated as of July 25, 2022, is made by and between Navios Maritime Partners L.P., a Marshall Islands limited partnership (“NMLP”) and Navios ShipManagement Inc., a Marshall Islands corporation (“NSM”, and together with NMLP, the “Parties”) and amends the Management Agreement (the “Management Agreement”) entered into among the Parties on November 16, 2007 as amended and supplemented from time to time (together, with the Management Agreement, the “Agreement”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given them in the Agreement.

W I T N E S S E T H:

WHEREAS, the Parties desire to amend the Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	In Section 1, Definitions, amend and restate the following definitions to read as follows:

“Additional Vessels” means any other dry cargo vessel of any size and type the management of which, after its delivery as a charter-in vessel or acquisition by NMLP, may be entrusted from time to time to NSM. Any such Additional Vessels for the purposes of this Agreement shall also be referred to herein as Vessels;

“Vessel” means all Owned Vessels, all Charter-in Vessels and the Additional Vessels.

2.	In Section 1, Definitions, add the following definitions:

“Charter-in Vessel” means all dry cargo vessels that are chartered-in by NMLP;

“Owned Vessel” means all dry cargo vessels that are owned by NMLP;

3.	In Schedule “B”, second paragraph, add paragraph c., as follows:

“c.    a technical and commercial management fee of $25 per Charter-in Vessel per day”

4.	Full Force and Effect. Except as modified by this Amendment, all other terms and conditions in the Agreement shall remain in full force and effect.

5.

Effect. Unless the context otherwise requires, the Agreement, as amended, and this Amendment shall be read together and shall have effect as if the provisions of the Agreement, as amended, and this Amendment were contained in one agreement. After the effective date of this Amendment, all references in the Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Agreement shall mean the Agreement, as amended, as further modified by this Amendment.

6.	Counterparts. This Amendment may be executed in separate counterparts, all of which taken together shall constitute a single instrument.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day and year first above written.

NAVIOS MARITIME PARTNERS L.P.

/s/ Eryfili Tsironi
By: Eryfili Tsironi
Title: Chief Financial Officer

NAVIOS SHIPMANAGEMENT INC.

/s/ George Achniotis
By: George Achniotis
Title: President/Director

[Signature Page – Amendment No. 11 to Management Agreement]